UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON,D.C.20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO ss. 240.13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO ss.240.13D-2

                              (AMENDMENT NO.___ )*

                              CENTRUS ENERGY CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     CLASS A COMMON STOCK, $0.10 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   15643U104
                                 (CUSIP Number)

                                 MARCH 30, 2015
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                 [_]  Rule 13d-1(b)
                 [X]  Rule 13d-1(c)
                 [_]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15643U104                                        13G

-------- -----------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
                                 Morris Bawabeh
-------- -----------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)[ ]
                                                                        (b)[ ]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4 CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------- ----- -----------------------------------------
           Number of
            Shares               5     SOLE VOTING POWER
         Beneficially                  0 shares
           Owned By              ----- -----------------------------------------
             Each                6     SHARED VOTING POWER
           Reporting                   551,000 shares (see Item 4 infra)
            Person               ----- -----------------------------------------
             With                7     SOLE DISPOSITIVE POWER
                                       0 shares
                                 ----- -----------------------------------------
                                 8     SHARED DISPOSITIVE POWER
                                       551,000 shares (see Item 4 infra)
-------- -----------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          551,000 shares(see Item 4 infra)
-------- -----------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  [ ]

-------- -----------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          7.3% (see Item 4 infra)
-------- -----------------------------------------------------------------------
12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
-------- -----------------------------------------------------------------------

CUSIP No. 15643U104                                        13G

-------- -----------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
                                 Dolly Bawabeh
-------- -----------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)[ ]
                                                                        (b)[ ]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4 CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------- ----- -----------------------------------------
           Number of
            Shares               5     SOLE VOTING POWER
         Beneficially                  0 shares
           Owned By              ----- -----------------------------------------
             Each                6     SHARED VOTING POWER
           Reporting                   551,000 shares (see Item 4 infra)
            Person               ----- -----------------------------------------
             With                7     SOLE DISPOSITIVE POWER
                                       0 shares
                                 ----- -----------------------------------------
                                 8     SHARED DISPOSITIVE POWER
                                       551,000 shares (see Item 4 infra)
-------- -----------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          551,000 shares(see Item 4 infra)
-------- -----------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  [ ]

-------- -----------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          7.3% (see Item 4 infra)
-------- -----------------------------------------------------------------------
12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
-------- -----------------------------------------------------------------------

CUSIP No. 15643U104                                        13G

-------- -----------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
                                  Kulayba LLC
-------- -----------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)[ ]
                                                                        (b)[ ]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4 CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
-------------------------------- ----- -----------------------------------------
           Number of
            Shares               5     SOLE VOTING POWER
         Beneficially                  10,000 shares (see Item 4 infra)
           Owned By              ----- -----------------------------------------
             Each                6     SHARED VOTING POWER
           Reporting                   0 shares
            Person               ----- -----------------------------------------
             With                7     SOLE DISPOSITIVE POWER
                                       10,000 shares (see Item 4 infra)
                                 ----- -----------------------------------------
                                 8     SHARED DISPOSITIVE POWER
                                       0 shares
-------- -----------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,000 shares (see Item 4 infra)
-------- -----------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  [ ]

-------- -----------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         0% (see Item 4 infra)
-------- -----------------------------------------------------------------------
12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         00
-------- -----------------------------------------------------------------------

ITEM 1.

         (a) Name of Issuer:
             Centrus Energy Corp. (the "Issuer")

         (b) Address of Issuer's Principal Executive Offices:
             Two Democracy Center
             6903 Rockledge Drive
             Bethesda, Maryland 20817
ITEM 2.

1.       (a) Name of Person Filing:            MorrisBawabeh
         (b) Address of Principal Business
             Office, or, if None, Residence:   15 Ocean Avenue
                                               Brooklyn, NY 11225
         (c) Citizenship:                      United States

         (d) Title  of Class of Securities:    Class A Common Stock, par value
                                               $0.10 per share
         (e) CUSIP Number:                     15643U104

2.       (a) Name of Person Filing:            Dolly Bawabeh
         (b) Address of Principal Business
             Office, or, if None, Residence:   15 Ocean Avenue
                                               Brooklyn, NY 11225
         (c) Citizenship:                      United States

         (d) Title of Class of Securities:     Class A Common Stock, par value
                                               $0.10 per share
         (e) CUSIP Number:                     15643U104

3.       (a) Name of Person Filing:            Kulayba LLC
         (b) Address of Principal Business
             Office, or, if None, Residence:   15 Ocean Avenue
                                               Brooklyn, NY 11225
         (c) Place of Organization:            New York

         (d) Title of Class of Securities:     Class A Common Stock, $0.10 par
                                               value
         (e) CUSIP Number:                     15643U104

ITEM 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).
     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).
     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
     (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).
     (f) [ ] An employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F).
     (g) [ ] A parent holding company or control person in accordance withss.240.13d-1(b)(1)(ii)(G).
     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
     (j) [ ] A non-U.S. institution in accordance with ss.240.13d-(b)(1)(ii)(J).
     (k)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(K).

     If filing is a non-U.S. institution in accordance with ss.240.13d-(b)(1)(ii)(J) please specify the type of institution.

ITEM 4. OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: See item 9 of the cover pages.

     (b)  Percent of class: See item 11 of the cover pages.

     (c)  Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote: See items 5-8 of the cover pages.

          (ii) Shared power to vote or to direct the vote:See items 5-8 of the cover pages.

          (iii) Sole power to dispose or to direct the disposition of: See items 5-8 of the cover pages.

          (iv) Shared power to dispose or to direct the disposition of:See items 5-8 of the cover pages.

     Mr. Morris Bawabeh and Mrs. Dolly Bawabeh are husband and wife, jointly own the Class A Common Stock with rights of survivorship, and have entered into a Joint Filing Agreement attached hereto as Exhibit A. On March 30, 2015, they jointly owned 386,000 shares of Class A Common Stock, and from that date to the date of this filing they jointly purchased an additional 43,750 shares of Class A Common Stock (excluding those shares acquired by/from Kulayba as set forth below).

     Kulayba LLC, a limited liability company of which Mr. Morris Bawabeh is the sole member, purchased an aggregate of 132,250 shares of Class A Common Stock between March 30, 2015 and May 5, 2015. All but 10,000 of the shares of Class A Common Stock held by Kulayba LLC were transferred to the joint securities account of Morris Bawabeh and Dolly Bawabeh in a series of transactions from May 5, 2015 through May 8, 2015. As of March 30, 2015, Kulayba LLC held 17,400 shares of Class A Common Stock. As of the date of the filing of this Schedule 13G, Kulayba LLC holds 10,000 shares of Class A Common Stock.

     The percentages of beneficial ownership shown herein are based on approximately 7,563,600 shares of Class A Common Stock issued and outstanding as of April 30, 2015 as reported on Form 10-Q filed on May 7, 2015.

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Persons.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below each party certifies that, to the best of his/her/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2015

                                               /s/ Morris Bawabeh
                                               ------------------
                                               Morris Bawabeh

                                               /s/Dolly Bawabeh
                                               ----------------
                                               Dolly Bawabeh

                                               Kulayba LLC

                                               By:/s/ Morris Bawabeh
                                                  -------------------
                                                  Morris Bawabeh, Sole Member



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)